TAYLOR HOFFMAN, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Date Issued:
03/01/2022

TAYLOR HOFFMAN, INC.

Audited Consolidated Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the stockholders of TAYLOR HOFFMAN, INC.,

1021 EAST CARY STREET, SUITE 2100

RICHMOND, VIRGINIA 23219

I have audited the accompanying consolidated financial statements of TAYLOR HOFFMAN, INC., which comprise the consolidated Balance Sheet as of December 31, 2020, and December 31, 2019, and the related consolidated statements of Income, Changes in Stockholders' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of TAYLOR HOFFMAN, INC. as of December 31, 2020, and December 31, 2019, and the results of its consolidated operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.



03/01/2022

TAYLOR HOFFMAN, INC.

CONSOLIDTED BALANCE SHEET
AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	135,804	40,520
Due from shareholders		17,584	-
Total current assets		153,388	40,520
Fixed assets:			
Property, plant & equipment			
Furniture & fixtures		112,721	112,721
Leasehold improvements		61,978	61,978
Machinery & Equipment		42,312	42,312
(Less accumulated depreciation)		(92,860)	(63,548)
Total Fixed Assets		124,151	153,463
Intangible assets:			
Brokerage application		31,545	-
Domains		12,000	12,000
(Less accumulated amortization)		(2,599)	(1,799)
Total intangible assets		40,946	10,201
Non-current assets:			
Right-of-use assets (ROU)		270,933	270,933
(Less accumulated amortization- ROU)		(135,639)	(66,141)
Security deposits		6,092	6,092
Total non-current assets		141,386	210,884
Total Assets	$	**459,871**	**415,068**
Liabilities & Stockholders' Equity			
Current liabilities:			
Lease liabilities	$	75,885	69,895
Due to shareholders		-	3,500
Credit cards & Lines of Credit		58,497	7,301
Accrued Profit Sharing		57,490	28,214
Accounts Payable		18,536	11,836
Payroll & benefits payable		-	1,654
Total current liabilities		210,408	122,400

The accompanying notes are an integral part of these consolidated financial statements.

TAYLOR HOFFMAN, INC.

CONSOLIDATED BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Non-current liabilities:			
Promissory notes	$	140,000	-
Lease liabilities, net of current portion		60,890	136,775
Total non-current liabilities		200,890	136,775
Total Liabilities		**411,298**	**259,175**
Stockholders' equity:			
Class A Common stock, $0.001 par value, 200,000 shares authorized,100,000 and 100,000 shares issued and outstanding as of December 31, 2020, and December 31, 2019, respectively		100	100
Class B Common stock, $0.001 par value, 200,000 shares authorized, 4,000 and 2,500 shares issued and outstanding as of December 31, 2020, and December 31, 2019, respectively		4	3
Additional paid-in capital		166,480	133,966
Dividends		(120,000)	-
Accumulated Profits (losses)		21,824	88,567
Net income (loss)		(19,835)	(66,743)
Total stockholders' equity:		**48,573**	**155,893**
Total Liabilities and stockholders' equity	$	**459,871**	**415,068**

The accompanying notes are an integral part of these consolidated financial statements.

TAYLOR HOFFMAN, INC.

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Fee income	$	1,347,153	1,079,258
Total revenues		**1,347,153**	**1,079,258**
Expenses:			
Salaries & Payroll taxes		719,910	611,477
Training & Education		4,571	10,622
IT software & consumables		132,439	122,582
Insurance		90,003	61,317
Legal & Professional Services		101,579	76,431
Advertising & Marketing		58,069	89,608
Conferences, meetings & travel		33,002	3,859
Meals & Entertainment		2,254	7,161
Profit sharing contribution		57,490	28,214
Management fees- Arrington Fund		13,149	-
Lease expenses		77,736	77,736
Rent		1,817	-
Office supplies & expenses		14,453	10,611
Bank Charges & Fees		490	201
Utilities		6,438	5,609
Taxes, licenses & other fees		19,815	6,959
Postage & Courier		4,821	2,430
Depreciation		29,312	29,312
Amortization		800	800
Miscellaneous expenses		2,486	1,073
Total Expenses		1,370,634	1,146,002
Income from operations (loss)		**(23,481)**	**(66,744)**
Other Income (Expenses):			
SBA- EIDL grant		5,000	-
Interest income (expenses)		(1,354)	1
Total Other Income (expenses)		**3,646**	**1**
Net income (loss) for the year	$	**(19,835)**	**(66,743)**

The accompanying notes are an integral part of these consolidated financial statements.

TAYLOR HOFFMAN, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common stock, Class A (shares)	Common stock, Class A (par)	Common stock, Class B (shares)	Common stock, Class B (par)	Additional paid-in Capital	Retained earnings (accumulated deficit)	Dividends	Total
Beginning Balance, December 31, 2018	-	-	-	-	-	88,567	-	**88,567**
Issuance of Common stock, Class A	100,000	100	-	-	112,354	-	-	**112,454**
Issuance of Common stock, Class B	-	-	2,500	3	21,612	-	-	**21,615**
Net income (loss)	-	-	-	-	-	(66,743)	-	**(66,743)**
Dividends	-	-	-	-	-	-	-	**-**
Ending Balance, December 31, 2019	**100,000**	**100**	**2,500**	**3**	**133,966**	**21,824**	**-**	**155,893**
Issuance of Common stock, Class A	-	-	-	-	-	-	-	**-**
Issuance of Common stock, Class B	-	-	1,500	1	32,514	-	-	**32,515**
Net income (loss)	-	-	-	-	-	(19,835)	-	**(19,835)**
Dividends	-	-	-	-	-	-	(120,000)	**(120,000)**
Ending Balance, December 31, 2020	**100,000**	**100**	**4,000**	**4**	**166,480**	**1,989**	**(120,000)**	**48,573**

The accompanying notes are an integral part of these consolidated financial statements.

TAYLOR HOFFMAN, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net income (loss)	$	(19,835)	(66,743)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation expense		29,312	29,312
Amortization expense		800	800
Changes in:			
Due (from) to Shareholders		(21,481)	3,500
Credit cards		5,011	7,302
Accrued profit-sharing		29,276	28,214
Lines of Credit		46,185	-
Payroll & benefits payable		(1,654)	1,654
Accounts Payable		6,700	11,836
Net cash provided (used) by operating activities		74,314	15,875
Cash flow From Investing Activities:			
Mobile application development costs		(31,545)	-
Investments		-	(118,330)
Net cash provided (used) by investing activities		(31,545)	(118,330)
Cash flow from Financing Activities			
Issuance of Promissory notes		140,000	-
Proceeds from issuance of Class A Common Stock		-	112,454
Proceeds from issuance of Class B Common Stock		32,515	21,615
Dividends		(120,000)	-
Net cash provided (used) by financing activities		52,515	134,069
Increase (decrease) in Cash		95,284	31,614
Cash, beginning of year		40,520	8,906
Cash, end of year	$	**135,804**	**40,520**

The accompanying notes are an integral part of these consolidated financial statements.

TAYLOR HOFFMAN, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

About the Company & its Nature of operations

TAYLOR HOFFMAN, INC. ('the Company', 'the Parent'), is a corporation formed pursuant to the Delaware General Corporation law on December 13, 2018. The Company (together with its wholly owned subsidiaries) operates as an SEC registered investment adviser in the Commonwealth of Virginia. The Company's compensation comes in the form of an annual asset management fee based on the assets that are managed or an hourly fee for standalone financial planning services.

The Company wholly owns 'TAYLOR HOFFMAN WEALTH MANAGEMENT LLC' ('THWM'), a limited liability company organized under the limited liability company act of the State of Delaware on April 10, 2017. The Company conducts its asset management services through this subsidiary. THWM is not a registered broker-dealer, and therefore, it is not able to buy and sell securities for its own accounts as well as its customers' and instead must go through a broker-dealer firm to do so. Securities are defined as exchangeable fiscal assets like bonds, equities and options. THWM manages most of its client assets in a discretionary manner. Discretionary management indicates that an investment advisor makes buy and sell choices without needing the client's consent. The Company wholly owns 'TAYLOR HOFFMAN CAPITAL MANAGEMENT, LLC' ('THCM') a limited liability company organized under the limited liability company act of the State of Delaware on March 25, 2019. THWM and THCM are hereby referred to as 'the Subsidiaries'.

The Company previously operated under the name 'Zander advisors, LLC'.

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of TAYLOR HOFFMAN, INC. and its wholly owned subsidiaries. Intra-entity balances, and income and expenses arising from intra-entity transactions, are eliminated in preparing the consolidated financial statements. The integration of the subsidiaries into the consolidated financial statements is based on consistent accounting and valuation methods for similar transactions and other occurrences under similar circumstances.

Summary of significant accounting policies:

Fiscal year

The Company operates on a December 31st year-end.

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition or changes in investor taste.

The investment management industry is intensely competitive, and competition can be based on a variety of factors including:

- Investment performance;

- Investor liquidity and willingness to invest;

- Investor perception of investment managers' drive, focus and alignment of interest;

- Business reputation;

- Quality of services provided to and duration of relationships with the investors;

- pricing and terms, including fees;

- the relative attractiveness of the types of investments that have been or will be made;

A variety of factors could exacerbate the competitive risks faced by the Company, including:

- Competitors may have a lower cost of capital and access to funding sources that are not available to the Company; and

- Competitors may charge lower management fees than those charged by the Company

The investment industry is materially affected by conditions in the global financial markets and economic conditions or events throughout the world that are outside of the Company's control, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws (such as laws relating to taxation and regulations on the financial industry), pandemics or other public health events, trade barriers, commodity prices, currency exchange rates and controls, national and international political circumstances and the effects of climate change. Recently, markets have been affected by the COVID-19 pandemic, U.S. interest rates, the imposition of trade barriers, ongoing trade negotiations with major U.S. trading partners and changes in U.S. tax regulations.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

TAYLOR HOFFMAN, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over their respective estimated useful lives.

As of December 31, 2020, and December 31, 2019, PPE included leasehold improvements amortized over a 15-year useful life, machinery & equipment amortized over a 5-year useful life and furniture and fixtures amortized over a 7-year useful life. The total book value of PPE totaled $124,151 and $153,463 as of December 31, 2020, and December 31, 2019, respectively.

Intangible assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

Capitalized software costs consist of fees paid to third parties for services provided to develop the software during the application development stage and payroll related costs for employees who are directly associated with and who devote time to developing the software, to the extent of the time spent directly on the project and activities include but are not limited to coding and testing during the application development stage.

Intangible assets include software costs which were incurred by the Company to develop a brokerage mobile application. The Company is in the process of evaluating the life of software once it is available for general release and at that time the Company will record amortization. Moreover, intangible assets include a domain name that is amortized ratably over a 15-year useful life.

TAYLOR HOFFMAN, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

Promissory notes

The Company entered into a promissory note agreement on October 1, 2020, for a total amount of $40,000. The note bears interest at a rate of 5% per annum and the unpaid principal and accrued interest are payable in quarterly installments of interest only beginning on January 15, 2021, and continuing until October 1, 2025, at which time the remaining unpaid principal and interest are due in full.

TAYLOR HOFFMAN, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

The Company entered into a promissory note agreement on January 1, 2021, for a total amount of $100,000. The note bears interest at a rate of 5% per annum and the unpaid principal and accrued interest are payable in quarterly installments of interest only beginning on April 15, 2021, and continuing until October 1, 2026, at which time the remaining unpaid principal and interest are due in full.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The Company's outstanding balance of $140,000 in promissory note agreements were made with related parties.

TAYLOR HOFFMAN, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), with subsequent amendments. The amended ASU 2016-02 requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. Under legacy GAAP, operating leases were not recognized by a lessee in its balance sheet. In general, the asset and liability each equal the present value of lease payments. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current GAAP. The amended ASU 2016-02 retains a distinction between finance leases (i.e., capital leases under current GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current GAAP.

Prior to January 1, 2019, the Company accounted for leases under ASC 840, Accounting for Leases. Effective January 1, 2019, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset (lessee's right to use an asset over the life of a lease or "ROU") and a lease liability for virtually all leases. The Company adopted ASC 842 under the simplified transition method, which allows companies to forgo the comparative reporting requirements initially required under the modified retrospective transition approach and apply the new guidance prospectively. The adoption of ASC 842 on January 1, 2019, resulted in the recognition of operating lease right-of-use assets and operating lease liabilities of $ 270,933, and a zero cumulative-effect adjustment to retained earnings. Lease expense is recognized on a straight-line basis over the lease term.

TAYLOR HOFFMAN, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's primary source of revenue is an asset management fee which is based on the asset units that are managed on behalf of an investor. The Company charges an annual fee based on the following:

- Up to $500,000: 1.25%

- $500,001- $20,000,000: 1.00%

The fee is prorated and billed on a quarterly basis, in advance, based on the market value of the assets on the last day of the previous billing period as valued by the custodian of the assets; 'Charles Schwab & Co., Inc.'.

TAYLOR HOFFMAN, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, the State of Virginia and to franchise tax filing requirements in the State of Delaware.

Profit sharing plan

The Company started a profit-sharing plan on January 1, 2018.; 'TAYLOR HOFFMAN WEALTH MANAGEMENT PROFIT SHARING PLAN'. Under this plan, the Company accrued $57,489.7 in deferred profit-sharing plan contributions as of December 31, 2020, and $28,214.16 as of December 31, 2019.

The company makes contributions to this plan based on 10% of the employees' annual compensation.

Assets under management

The market value of the Company's portfolio excluding fixed income, real estate or cash equivalents was $196,007,000 diversified over 120 companies as of December 31, 2020, and $155,050,000 as of December 31, 2019. As of December 31, 2020, The Company's largest holdings were 116,886 shares in 'APPLE INC', a technology company with a total market value of $15,510,000 and 84,278 shares in 'Vanguard Total Bond Market Index Fund Admiral Shares', a bond index with a total market value of $7,432,000

TAYLOR HOFFMAN, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Equity

Under the articles of incorporation, the Company is authorized to issue Class A Common Stock, Class B Common Stock, and Preferred Stock. The total number of shares of Class A Common Stock authorized to be issued is two hundred thousand (200,000) shares at a par value of $0.001 per share. The total number of shares of Class B Common Stock authorized to be issued is two hundred thousand (200,000) shares at a par value of $0.001 per share. The total number of shares of Preferred stock authorized to be issued is five thousand (5,000) shares at a par value of $0.001 per share.

Class A Common Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Common Stock issued and outstanding was 100,000 and 100,000, respectively.

Class B Common Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Common Stock issued and outstanding was 4,000 and 2,500, respectively.

Preferred Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Preferred Stock issued and outstanding was nil and nil shares, respectively.

The rights, preferences, privileges and restrictions of Class A Common Stock and Class B Common Stock are equal and identical, including, without limitation, equal and identical rights to distributions and liquidation proceeds, except that Class A Common Stock is voting Common Stock and Class B Common Stock is non-voting and holders of Class B Common Stock have no voting rights other than as specifically required by the Delaware General Corporation Law, as amended. The Class B Common Stock shall be reserved for issuance pursuant to one or more incentive equity plans, which the Corporation may form from time to time. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock.

Equity Incentive plans

The Company's Board of Directors adopted an Equity Incentive Plan in 2019, to attract, incentivize and retain Employees, Outside Directors and Consultants through the grant of Awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options) or Restricted stock and only Employees are eligible for the grant of ISOs. The plan is effective for a term of 10 years from the date of its adoption. The maximum aggregate number of shares that may be issued under the plan is 200,000 shares of common stock.

To the extent that the aggregate Fair Market Value of Shares with respect to which options designated as incentive stock options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be no more than 10 years from the date of grant or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: The Exercise Price cannot be less than 100% of the Fair Market Value of a Share on the Date of Grant. If the option was granted to an

- Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price can be no less than 110% of the Fair Market Value on the date of grant.

- In the case of a Non-statutory Stock Option: The Exercise Price is determined by the Administrator, provided that, if the per Share exercise price is less than 100% of the Fair Market Value on the date of grant, it shall otherwise comply with all Applicable Laws.

As of December 31, 2020, and December 31, 2019, the total number of non-statutory stock Options granted under this plan was 1,962 and nil, respectively at an exercise price of $21.67 per share. The Company received an appraisal report issued by a third party on September 30, 2020, and it was determined that the fair market value of the Company's Class A Common stock was $22.32 per share and the fair market value of the Company's Class B Common was $21.67 per share as of the date of the report (December 4, 2020).

As of December 31, 2020, and December 31, 2019, the total number of vested non-statutory stock Options was nil and nil, respectively.

As of December 31, 2020, and December 31, 2019, the total number of Incentive Stock Options granted under this plan was nil and nil, respectively.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Litigation and Contingencies

According to a letter by law firm which represents the Company and its subsidiaries (collectively, 'the Firm'); other than with respect to a copyright infringement notice received by the Firm from PicRights, the law firm is not aware of any pending or threatened litigation, claims, or assessments with respect to its activities on behalf of the Firm.

Subsequent events

The Company entered into a promissory note agreement with a related party on April 9, 2021, for a total amount of $100,000. The note bears interest at a rate of 5% per annum and the unpaid principal and accrued interest are payable in quarterly installments of interest only beginning on January 15, 2021, and continuing until October 1, 2026, at which time the remaining unpaid principal and interest are due in full.

The Company evaluated subsequent events through April 15, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.